                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE TO
                             TENDER OFFER STATEMENT
                   UNDER SECTION 14(d)(1) or Section 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 3)

                          BLACK WARRIOR WIRELINE CORP.
                                (NAME OF ISSUER)

                          BLACK WARRIOR WIRELINE CORP.
                      (NAME OF PERSON(S) FILING STATEMENT)
                                    (ISSUER)

                                  COMMON STOCK
                               $0.0005 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                  092260 50 4
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                               WILLIAM L. JENKINS
                                   PRESIDENT
                          BLACK WARRIOR WIRELINE CORP.
                               100 ROSECREST LANE
                          COLUMBUS, MISSISSIPPI 39701
                                 (662) 329-1047
            (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
                TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF
                       OF THE PERSON(S) FILING STATEMENT)

                                    COPY TO:

                            WILLIAM S. CLARKE, ESQ.
                            WILLIAM S. CLARKE, P.A.
                           457 North Harrison Street
                                   Suite 103
                          Princeton, New Jersey 08540
                                 (609) 921-3663

                           CALCULATION OF FILING FEE


------------------------------          --------------------------------
   Transaction valuation*                      Amount of Filing Fee
------------------------------          --------------------------------
        $180,675                                $36**
------------------------------          --------------------------------

------------------------------          --------------------------------
* The amount of the filing fee was calculated pursuant to Rule O-11 under the Securities Exchange Act of 1934, as amended, on the basis of the aggregate book value of the securities proposed to be acquired multiplied by one-fiftieth of one (1) percent. The book value of the Warrants on the Issuer's financial statements is $0.01 per Warrant. The Issuer is proposing to acquire 18,067,500 Warrants that are the subject securities of this Schedule TO.
** The filing fee was paid on October 7, 2005.


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[X] Check the box if any part of the fee is offset as provided by Rule
0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


          Amount Previously Paid:          $36
          Form or Registration No.:        5-47433
          Filing Party:                    Black Warrior Wireline Corp.
          Date Filed:                      October 7, 2005

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

         Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]      third-party tender offer subject to Rules 14d-1.
[x]      issuer tender offer subject to Rule 13e-4.
[ ]      going-private transaction subject to Rule 13e-3.
[ ]      amendment to Schedule 13D under Rule 13d-2.

         Check the following box if the filing is a final amendment reporting the results of the tender offer: [X]

         This Schedule TO relates to the offer of the Issuer to exchange one (1) share of its Common Stock, $0.0005 par value per share, for three (3) of the Issuer's outstanding common stock purchase warrants exercisable at $0.75 per share. Of such Warrants, 15,567,500 are exercisable through December 31, 2009 and 2,500,000 are exercisable through January 1, 2007. All information in the Issuer's letter to Note and Warrantholders dated October 7, 2005 and the Issuer's Supplemental Letter dated October 28, 2005 (herein referred to as the "Letters to Note and Warrantholders") attached hereto as Exhibits (a)(1)(i) and
(a)(1)(iii) is incorporated by reference in answer to some or all of the items below. This Schedule TO is intended to satisfy the reporting requirements of Rule13e-4(c)(2) under the Securities Exchange Act of 1934, as amended.

            Certain terms used herein as defined terms are defined as set forth in the Letter to Note and Warrantholders.

                                   SCHEDULE TO

            This Amendment No. 3 (this "Amendment") amends and supplements the Tender Offer Statement on Schedule TO (as amended, the "Schedule TO") filed by Black Warrior Wireline Corp., a Delaware corporation (the "Issuer"), on October 7, 2005 and amended on October 28, 2005 and November 8, 2005 pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the "Exchange Act") in connection with its offer to exchange one share of Common Stock, par value $0.0005 per share, for three Warrants, upon the terms and subject to the conditions set forth in the Letters to Note and Warrantholders.

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            The information in the Letters to Note and Warrantholders, which were previously filed with the Schedule TO, is hereby expressly incorporated herein by reference into this Amendment, except that such information is hereby amended and supplemented to the extent specifically provided herein.


ITEM 4.  TERMS OF THE TRANSACTION.

            Item 4 of Schedule TO is amended and supplemented by adding the following language.

            Through 6:00 PM Central Time on November 14, 2005, the expiration of the Exchange Period, 15,100,000 Warrants had been tendered in exchange for 5,033,333 shares of Common Stock. After expiration of the offer, there remained outstanding 2,972,500 Warrants.

ITEM 12.  EXHIBITS.

          (a)(1)(i)      Letter to Note and Warrantholders dated October
                         7, 2005*
          (a)(1)(ii) Form of Recapitalization Agreement delivered with Letter to Note and Warrantholders*
          (a)(1)(iii) Supplemental Letter to Note and Warrantholders dated October 28, 2005**
          (a)(1)(iv) Second Supplemental Letter to Note and Warrantholders dated November 7, 2005.***
          (a)(5)(i)      Press release dated October 7, 2005*
          (a)(5)(ii) The Consolidated Financial Statements included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2004, and Item 1 of the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2005, entitled "Financial Statements," are incorporated herein by reference.
          (a)(5)(iii) Press release issued by the Issuer on November 15, 2005 (incorporated by reference to Exhibit
                         99.1 to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on November 17, 2005.)****
          (d)(1)(i)      Recapitalization Agreement dated October 6, 2005
                         between the Issuer and SJMB, L.P.*
          (d)(1)(ii)     Recapitalization Agreement dated October 6, 2005
                         between the Issuer and St. James Capital
                         Partners, L.P.*
          (d)(1)(iii) Form of Recapitalization Agreement dated October 6, 2005 between the Issuer and Mr. Charles E. Underbrink and his family affiliates, including Northgate, L.L.C., Hub, Inc., Charles E. Underbrink IRA, and the Charles E. Underbrink Irrevocable Trust dated 10/10/92 for the benefit of Piper Aurora Underbrink*
          (d)(2)         Form of Registration Rights Agreement dated
                         December 17, 1999**

          (h)            Opinion of Crady, Jewett& McCulley, L.L.P.
                         pertaining to tax consequences of the
                         transaction.*
----------------
*       Filed with Schedule TO filed October 7, 2005.
**      Filed with Amendment No. 1 to Schedule TO filed October 28, 2005.
***     Filed with Amendment No. 2 to Schedule TO filed November 8, 2005).
****    Filed herewith.

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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   November 17, 2005

                                          BLACK WARRIOR WIRELINE CORP.



                                          By /s/ William Jenkins
                                             ---------------------------------
                                             William Jenkins
                                             President







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